Mail Stop 4561

July 1, 2008

Mr. Peregrine C. de M. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, NY 10022

>   **Re: Jefferies Group, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Form 10-Q for the period ended March 31, 2008**
>   **Filed May 12, 2008**
>   **File No. 001-14947**

Dear Mr. Broadbent:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief